Exhibit 12.1

Alpha Natural Resources, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands except ratio)

	Three Months Ended March 31,
	2015	2014
Earnings:
Income (loss) before income taxes	$73,200	$(9,140)
Adjustments:
Fixed charges	442,248	65,757
Income (loss) from equity investees	(907)	135
Amortization of capitalized interest	69	215
Capitalized interest	—	—
	$514,610	$56,967

Fixed Charges:
Interest expense	$76,706	$64,962
Gain (loss) on early extinguishment of debt	364,153	(1,804)
Portion of rental expense representative of interest	1,389	2,599
Capitalized interest	—	—
	$442,248	$65,757

Ratio of earnings to fixed charges	1.16	N/A(1)

(1)
The ratio of earnings to fixed charges was less than one-to-one for the three months ended March 31, 2014. Additional earnings of $8,790 would be needed to have a one-to-one ratio of earnings to fixed charges.